Exhibit (a)(3)

Liquidity Opportunity for CIM Real Estate Finance Trust, Inc.

As a reminder of materials previously mailed to you, Comrit Investments 1, Limited Partnership (“Comrit”) is offering to purchase for cash up to 22,350,000 shares of common stock of CIM Real Estate Finance Trust, Inc. (the “REIT”) at a price of $4.61 per share upon the terms and subject to the conditions set forth in Comrit’s Offer to Purchase and Assignment Form for the offer, which were previously mailed to you.  THE OFFER AND RELATED WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., EASTERN TIME, ON DECEMBER 29, 2022. The REIT established an estimated net asset value per share value of $7.20 on May 26, 2021, which represents the REIT’s estimated net asset value per share as of March 31, 2021.

Shareholders who tender their shares in response to the offer will have the right to withdraw their tendered shares at any time prior to 11:59 p.m., Eastern Time, on December 29, 2022 (the “Expiration Date”). To withdraw shares, you must deliver to Central Trade and Transfer, LLC (“CTT”) a written transmission notice of withdrawal identifying the name of the person who tendered shares to be withdrawn, signed by the same persons and in the same manner as the Assignment Form you originally signed tendering the shares, prior to the Expiration Date (see CTT’s contact details below). Tenders of shares may be withdrawn during the period in which the offer is open. Additionally, tenders of shares not accepted for payment or not otherwise paid for by Comrit may be withdrawn at any time after December 30, 2022, the date that is sixty (60) days from the date of the Offer to Purchase originally provided by Comrit in connection with the offer.

CTT’s contact information for purposes of sending any withdrawal notice is:

365 S. Garden Grove Lane, Suite 100
Pleasant Grove, Utah 84062
Attention: Comrit Investments 1, LP
Telephone: 1-800-327-9990
E-Mail Address: offer@cttauctions.com

Shareholders who have already tendered their shares and do not wish to withdraw them do not need to take any further action. If you wish to tender your shares, you must complete and sign the Assignment Form that was previously mailed to you. For copies of the tender offer documents, call CTT at 1-800-327-9990, make a written request addressed to 365 S. Garden Grove Lane, Suite 100, Pleasant Grove, Utah 84062, Attn: Comrit Investments 1, Limited Partnership, email to offer@cttauctions.com, or visit www.cttauctions.com/offerdisclosures.

Warm regards,
Comrit Investments 1, Limited Partnership

By:	Comrit Investments Ltd., its General Partner
By:
Ziv Sapir, Chief Executive Officer

This announcement is neither an offer to buy nor a solicitation of an offer to sell securities.  Such offers are being made solely by the Offer to Purchase provided to shareholders of record and are not being made to, and tenders will not be accepted from or on behalf of, shareholders residing in any jurisdiction in which making or accepting the offer would violate that jurisdiction’s laws. In those jurisdictions where the securities, Blue Sky, or other laws require the offers to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Comrit Investments 1, Limited Partnership only by one or more registered dealers licensed under the laws of such jurisdiction.